Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 19 DATED MARCH 26, 2015
TO THE PROSPECTUS DATED APRIL 30, 2014

This Supplement No. 19 supplements, and should be read in conjunction with, our prospectus dated April 30, 2014, as supplemented by Supplement No. 15 dated February 9, 2015, Supplement No. 16 dated February 26, 2015, Supplement No. 17 dated March 4, 2015 and Supplement No. 18 dated March 20, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 19 is to disclose:

•	the status of our initial public offering; and

•	the entry into a purchase and sale agreement.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of March 24, 2015, we received and accepted subscriptions in our offering for 47.3 million shares, or $471.6 million, including 0.3 million shares, or $3.1 million, sold to NorthStar Realty Finance Corp. As of March 24, 2015, 118.5 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Entry into a Purchase and Sale Agreement
On March 20, 2015, we, through subsidiaries of our operating partnership, entered into a purchase and sale agreement, or the purchase and sale agreement, with an unaffiliated private foundation, or the seller, pursuant to which, among other things, we agreed to acquire limited partnership interests in up to six real estate private equity funds, or the fund interests, comprised of a diversified portfolio of assets with an aggregate reported net asset value of $50.2 million as of September 30, 2014, or the valuation date.

Pursuant to the purchase and sale agreement, we agreed to pay $45.0 million, plus closing costs, to the seller to acquire, through multiple closings, all of the fund interests prior to August 10, 2015, or the outside date. For each fund interest that closes, we will be entitled to receive all distributions of cash flow and return of capital attributable to such fund interest from and after the valuation date. Further, we will be obligated to fund all additional capital contributions made from and after the valuation date for each acquired fund interest. Although our maximum future obligation for capital contributions is approximately $6 million, we currently expect to fund approximately $3 million over the course of the investment.

In connection with the purchase and sale agreement, we deposited $5.0 million of the purchase price with the seller.  The deposit is generally non-refundable unless the transactions contemplated by the purchase and sale agreement are not consummated as a result of a material breach of the purchase and sale agreement by the seller.

We expect to close on each fund interest as consents from the general partners of such fund interests are received, with the initial closing expected in April 2015 and subsequent closings occurring periodically thereafter.  However, all closings must occur prior to the outside date and are subject to customary closing conditions, including obtaining third-party consents that are outside of our control.